Financial Advisory and Independent Equity Research Consulting Agreement

This AGREEMENT (“Agreement”) is effective as of March 26, 2010 by and between Techmedia Advertising, Inc., a Nevada Corporation (the “Company”), and Emissary  Capital Group, LLC, a Delaware Limited Liability Company (“Emissary”).

WITNESSETH:

WHEREAS, the Company desires to engage Emissary to provide certain financial advisory and research services as specifically enumerated below commencing as of the date hereof, and Emissary desires to so be engaged;

NOW THEREFORE, for and in consideration of the covenants set forth herein and the mutual benefits to be gained by the parties hereto, and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties hereto hereby agree to be legally bound as follows:

1.           Engagement of Emissary.

Financing.  Emissary shall assist the Company with regard to matters related to their efforts to complete equity or debt capital raising transactions (collectively hereafter referred to as the “PIPE Financing”) generating maximum gross offering proceeds of $5,000,000 on a best efforts basis. It is hereby agreed that any entity or individual who undertakes the Financing is expected to be paid a cash amount up to ten percent (10%) of the gross proceeds delivered in connection with the Financing, which is the market rate for such a financing.

2.           Independent Contractor.   It is the express intention of the parties that Emissary is an independent contractor and not an employee or agent of the Company.  Nothing shall be interpreted or construed as creating or establishing the relationship of employer and employee between Emissary and the Company.  Both parties acknowledge that Emissary is not an employee for state or federal tax purposes.

3.           Term and Termination.  The term of this Agreement is for one (1) year and shall begin as of the date set forth above.  The Company or the Emissary may terminate this Agreement at any time and for any reason whatsoever by written notice, provided however, that in the event of a termination of this Agreement by the Company, the Company hereby agrees to pay any and all fees under this Agreement rightfully due to the Emissary for its time, expenses and services provided to date of termination.  Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

4.           Fees and Expenses.  In consideration for the services to be provided hereunder, the Company shall pay to Emissary the following:

(a)	$25,000 via check or wire transfer payable at the Company’s discretion after the execution of this Agreement; and
(b)	50,000 shares of the Company’s newly issued restricted common stock which shall be issued in certificate form in the name designated by Emissary immediately upon the execution of this Agreement; and
(c)	200,000 shares of the Company’s newly issued restricted common stock which shall be issued in certificate form in the name designated by Emissary immediately upon closing of the PIPE Financing.

5.           Indemnification.  The Company will, at its sole cost and expense, protect, defend, indemnify, release and hold harmless Emissary from (i) any and all losses arising out of or resulting from any inaccuracy, misrepresentation or breach or non-fulfillment of any covenant or agreement of the Company under this Agreement or any document delivered by the Company to Emissary in connection herewith, (ii) any and all claims, liabilities, losses or damages related solely and exclusively to statements prepared by, or made by, Emissary that are either approved in advance by the Company or entirely based on information provided by the Company to Emissary expressly for use in connection with its or its advisors’ performance hereunder or otherwise, and (iii) all claims, actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including, without limitation, any legal fees and expenses, incident to any of the foregoing, except in case of Emissary’s gross negligence, bad faith or willful misconduct with respect thereto.

6.           No Assignment.  The rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the parties hereto (including any person with which the Company may merge or consolidate) and upon their respective heirs, executors and personal representatives. This Agreement is otherwise nonassignable by Emissary without the prior written consent of the Company.

7.           Notices.  Any notices to be given hereunder by either party to the other may be given either by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested and shall be addressed to the parties at the addresses provided by the other, but each party may change the address by written notice in accordance with the paragraph. Notices delivered personally will be deemed communicated as of two (2) business days after mailing.

8.           Severability.  In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

9.           Governing Law.  This Agreement shall be interpreted under, and governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

10.         Counterparts.  This Agreement may be executed by the parties hereto in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all such counterparts shall constitute a single instrument.

11.         Survival.  Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the legal representatives, successors and assigns of such party.  All covenants, promises and agreements in this Agreement, by or on behalf of the parties hereto, shall inure to the benefit of the legal representatives, successors and assigns of beneficiary party thereto.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date written above.

TECHMEDIA ADVERTISING, INC.

By:	/s/ Johnny Lian
	Name:	Johnny Lian
	Title:	Chief Executive Officer

EMISSARY CAPITAL GROUP, LLC

By:	/s/ Amit Tandon
	Name:	Amit Tandon
	Title:	Chief Executive Officer